Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
September 18, 2009
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson
Re:	Your Comment Letter dated September 11, 2009 regarding Dole Food Company, Inc.’s Registration Statement on Form S-1 Filed August 14, 2009 (File No. 333-161345)
Dear Mr. Williamson:
Dole Food Company, Inc. (the “Company”, “we” or “our”) is in-receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-161345) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and have included with this letter a marked copy of Amendment No. 1.
Form S-l, filed August 14, 2009
General
1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.
     We will confirm the clearance of the offering by FINRA prior to the effectiveness of the Registration Statement.
2.	Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.
     We will have the NYSE confirm that our securities have been approved for listing prior to effectiveness of the Registration Statement.

Mr. Jay Williamson
September 18, 2009

3.	We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
     We understand the Staff’s comment and will take it into account in our general timing for the offering.
Prospectus Cover Page
4.	Revise to indicate that this is a firm commitment offering.
     The Company confirms that this is a firm commitment offering. However, we believe that the disclosure required by the Commission with respect to the nature of a firm commitment offering is governed by Item 508(a). Instruction 1 to that Item indicates that “[a]ll that is required as to the nature of the underwriters’ obligation is whether the underwriters are or will be committed to take any pay for all of the securities if any are taken.” We note that this disclosure is contained in the Registration Statement (see page 129 of Amendment No. 1). In addition, we note that the disclosure required by Item 501(8)(ii) is triggered in offerings made “other than on a firm commitment basis.” Accordingly, we have not included the requested disclosure on the cover page.
Summary, page 1
5.	We note your statements under Our Company indicating that the company had net income of $92 million for the last twelve months ended June 20, 2009 and that under Mr. DeLorenzo’s leadership your financial results have improved. Please revise to balance this disclosure by indicating your net losses in 2007 and 2006.
     In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 1 as requested to indicate our net losses in 2007 and 2006 and we have also deleted the reference to Mr. DeLorenzo.
6.	Please briefly expand on your debt-related Summary Risk Factors to address the company’s existing debt level, and indicate the amount payable within one year compared to the company’s current cash balances. Also revise to reference the cross default provisions.
     In light of our refinancing and other transactions that we describe on page 25 of Amendment No. 1, we do not believe that our current debt level as compared to our current cash is a relevant consideration since an investor in the equity offering will be making an investment decision based on a balance sheet and leverage level that takes into account these transactions. We therefore have not added disclosure to the Summary Risk Factors covering the Staff’s comment, but we will continue to provide updated information in light of this comment if appropriate as these transactions develop.

Mr. Jay Williamson
September 18, 2009

Risk Factors, page 9
7.	Please revise your page 11 risk factor “The financing arrangements for the going private merger ... ” to clarify whether you have been contacted by the IRS. In addition, discuss the potential amount of tax liability that could result from a potential IRS challenge. Lastly, consider adding a more detailed discussion of the basis for the potential liability later in the prospectus.
     In response to the Staff’s comment, we have revised the disclosure beginning on page 12 of Amendment No. 1 as requested to add more detail regarding our contact with the IRS and the amount and basis for the potential liability.
Use of Proceeds, page 21
8.	Please revise to indicate which specific indebtedness you will repay with the offering proceeds. In this respect your attention is directed to Instructions 3 and 4 to Item 504 of Regulation S-K.
     While we have determined that all of the net proceeds of the offering will be used to repay our indebtedness, we have not yet determined exactly which of our outstanding debt obligations will be repaid. We acknowledge the Staff’s comment, and will provide the specific disclosures required by Instructions 3 and 4 to Item 504 of Regulation S-K in an amendment to the Registration Statement before our preliminary prospectus is used.
Dividend Policy, page 21
9.	Please revise to disclose any dividends paid in the past two years and disclose any dividend amounts currently payable.
     In response to the Staff’s comment, we have revised the disclosure on page 23 of Amendment No. 1 as requested to provide information with respect to dividends paid in the past two years. There are no dividend amounts currently payable, but we have added disclosure on page 23 of Amendment No. 1 with respect to a potential transfer in connection with the consummation of the offering.

Mr. Jay Williamson
September 18, 2009

Selected Consolidated Financial Data, page 25
10.	We note the proposed stock split disclosed in footnote four to your Selected Consolidated Financial Data table. Please tell us when the stock split will become effective, and how you considered the guidance within SAB Topic 4:C with respect to the presentation of the split.
     We will no longer be effecting a stock split prior to the consummation of the offering, but rather we will be adjusting our capitalization through our merger (the “Merger Transaction”) with DHM Holding Company, Inc. (“DHM Holdings”) as described in Amendment No. 1. Through the merger, DHM Holdings will be merged with and into us and we will be the surviving corporation. Each share of DHM Holdings will be converted into a number of shares of the surviving corporation to allow us to achieve our desired capitalization, and our current shares will be cancelled in the Merger Transaction. Please see the description of the Merger Transaction on page 5 of Amendment No. 1.
     With respect to your further comment, SAB Topic 4:C. Change in Capital Structure states:
Facts: A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.
Question: What effect must be given to such a change?
Interpretive Response: Such changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.
     Accordingly, per SAB Topic 4:C, the share conversion in the Merger Transaction will not occur until after effectiveness of the Registration Statement, we will not be giving effect to the share conversion in the section “Selected Consolidated Financial Data” or in our historical condensed consolidated financial statements. We have included updated disclosure in Amendment No. 1 of this fact and have made appropriate revisions throughout the document. We will further include a pro forma adjustment to our outstanding shares and earnings per share information for the share conversion in the unaudited pro forma financial statements in Amendment No. 1 beginning on page 29.

Mr. Jay Williamson
September 18, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
11.	We note that the company has engaged, or is engaged, in several re- financings. For example you appear to have refinanced your May 2009 8.625% notes with March 2014 13.875% Senior Secured Notes. Please revise to address the impact that such re- financings will have on your annualized interest expense going forward.
     In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1 as requested to address the impact that our refinancings will have on our annualized interest expense going forward.
Results of Operations, page 30
12.	We note that you present operating income excluding the net impact of unrealized hedging activity and gains on asset sales. You have not included this measure in the explanation and reconciliation of your other non-GAAP measures, EBIT and Adjusted EBITDA. Please tell us how you considered the provisions of Item 10(e) of Regulation S-K in presenting this measure.
     In response to the Staff’s comment, we have revised the disclosure on page 44 of Amendment No. 1 to present operating income in accordance with GAAP.

Mr. Jay Williamson
September 18, 2009

Second Quarter and First Half of 2009, page 30
13.	We note on page 39 in your analysis of fiscal 2008 income taxes that you project that you may be required to provide U.S. federal income tax and foreign withholding taxes upon the repatriation of a portion of 2009 foreign earnings. In your analysis of second quarter and first half of 2009 income taxes, please describe the impact that your projection of the repatriation of foreign earnings had on your effective tax rate.
     As of the second quarter and first half of 2009, cash generated by our U.S. operations combined with accumulated previously taxed income were sufficient to fund U.S. cash flow requirements. Unremitted earnings existing at January 3, 2009 will continue to remain indefinitely invested. As such, repatriation of foreign earnings had no impact on our effective tax rate. We have included disclosure to this effect on pages 47 and 54 of Amendment No. 1.
Liquidity and Capital Resources, page 45
14.	Please revise to state the approximate amount of debt due within the next year.
     In response to the Staff’s comment, we have revised the disclosure on page 61 of Amendment No. 1 as requested to state the amount of debt due within the next year, and to describe the assumption and repayment of debt that will occur in connection with the Merger Transaction.
15.	We note that the company had approximately $107 million in cash and cash equivalents and total current assets of $1.8 billion at June 20, 2009. It is unclear to us how much of these amounts are located in your foreign subsidiaries and subject to taxation or other restriction upon repatriation into the United States where your debt appears to be located. Please revise to address and indicate the impact that this may have on your liquidity. In this respect please also expand upon your disclosure to provide more specific, quantified, information. We direct your attention to the discussion of income taxes on page 39.
     We have both domestic and foreign debt. As of June 20, 2009, we had approximately $1,242 million and $724 million of domestic and foreign debt, respectively. In addition, we had domestic and foreign cash of $15 million and $92 million, respectively. Other current assets were $660 million and $1,063 million, respectively. Please refer to the response to comment 13 above. As of June 20, 2009, we were not forecasting the need to repatriate cash in an amount for which U.S. income or foreign withholding taxes would need to be provided. As a result, we are not forecasting any impact on liquidity for foreign earnings.

Mr. Jay Williamson
September 18, 2009

16.	We note your statement on page 46 that you:
“believe that available borrowings under our revolving credit facility and subsidiaries’ uncommitted lines of credit, together with our existing cash balances, future cash flow from operations, planned asset sales and access to capital markets will enable us to meet our working capital, capital expenditure, debt maturity and other commitments and funding requirements. Management’s plan is dependent upon the occurrence of future events which will be impacted by a number of factors including the availability of refinancing, the general economic environment in which we operate, our ability to generate cash flows from our operations, and our ability to attract buyers for assets being marketed for sale.”
Please revise to address the degree to which your statement relies upon your ability to refinance existing debt and/or sell assets. Generally revise to provide a more specific discussion of your near term cash obligations and ability to meet them.
     In response to the Staff’s comment, we have revised the disclosure on page 61 of Amendment No. 1 as requested to provide a more specific discussion of our near term cash obligations and our ability to meet them.
Long Term Debt, page 48
17.	We believe that this section would benefit from a brief discussion of each individual material borrowing obligation or facility, including a description of the borrowing, material terms, and amounts outstanding, in addition to the more detailed discussion you currently provide. Please advise or revise.
     In response to the Staff’s comment, we have revised the cross-reference on page 64 of Amendment No. 1 as requested to reference the more detailed information in Note 12 of the financial statements included in the prospectus.

Mr. Jay Williamson
September 18, 2009

18.	We note your discussion on page 52 indicating that if you are unable to payoff or refinance your 2010 Notes an event of default would occur which would trigger cross default provisions in other debt obligations which could potentially lead you to “seek reorganization or protection under bankruptcy or other, similar laws.” Please revise to address this risk in your Summary and in the Risk Factors or advise why such revision is not necessary. Also, clarify the total amount of debt that is subject to cross default provisions.
     We do not believe that an event of default with respect to our 2010 Notes and its impact on cross-default and cross-acceleration provisions under our other debt obligations presents a significant level of risk in light of our refinancing and other transactions as discussed in our response to comment 6. As a result, we have revised the disclosure on page 68 in Amendment No. 1 and do not believe that additional disclosure in the summary or full risk factors is warranted.
Guarantees, Contingencies and Debt Covenants, page 50
19.	We note on page 4 that cross-default provisions exist between your senior secured facilities and certain indebtedness of your parent company. Please describe these cross-default provisions and the consequences of a default by your parent company on its indebtedness.
     In response to the Staff’s comment, we have revised the disclosure on page 5 of Amendment No. 1 as requested to more specifically address the Merger Transaction with DHM Holdings described in response to comment 10. As a result of the Merger Transaction, and the other transaction on page 5, the cross-default provisions between our senior secured facilities and certain indebtedness of our parent company will no longer exist at the time of the consummation of the offering, and therefore will not be relevant to a potential investor.
Business, page 63
20.	We note your disclosure on page 65 and elsewhere that you have been selling non-core and underperforming assets and using the proceeds to reduce your leverage. It was unclear how sustainable this strategy is, given a finite asset base. Please revise to address, including an indication of how much additional sales proceeds management expects from this strategy and the timeframe for the same.
     In response to the Staff’s comment, we have revised the disclosure on page 83 of Amendment No. 1 as requested to address our plan for continuing asset sales on a going forward basis, including the timeframe and anticipated proceeds.

Mr. Jay Williamson
September 18, 2009

21.	Please provide the disclosure required by Item 101 (b) of Regulation S-K or provide the cross-reference to the financial statements as appropriate.
     In response to the Staff’s comment, we have added an appropriate cross-reference to the financial statements on page 80 of Amendment No. 1 as requested.
22.	Please provide the disclosure required by Item 101(c)(I)(i) of Regulation S-K for each of the last three fiscal years. Currently you only provide disclosure for the 2008 fiscal year.
     In response to the Staff’s comment, we have revised the disclosure on pages 83, 84, 85 and 86 of Amendment No. 1 as requested to provide the required information for the 2007 and 2006 fiscal years.
23.	Please consider revising your Environmental and Regulatory Matters discussion on page 70 to briefly address the Foreign Corrupt Practices Act.
     In response to the Staff’s comment, we have revised the disclosure on page 88 of Amendment No. 1 as requested to address the Foreign Corrupt Practice Act and other non-environmental regulations.
Legal Proceedings, page 70
24.	We note Instruction 2 to Item 103 of Regulation S-K. Please provide the disclosure required by Item 103 of Regulation S-K.
     We believe that our current disclosure of legal proceedings is compliant with Item 103 of Regulation S-K. We have voluntarily included in the Registration Statement, as well as our recent filings under the Securities Exchange Act of 1934, a general description of the DBCP cases, but have not included all information required by Item 103 with respect to these cases on an individual basis because they are not material. In addition, the amounts involved in such cases, taking into account our reserves, insurance coverage and our reasonable analysis of the amounts that will ultimately be recovered, do not exceed 10% of our consolidated current assets, even aggregating all related cases. We make such determinations as part of a comprehensive ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in our pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. We respectfully submit that no additional disclosure is required under Item 103 of Regulations S-K.

Mr. Jay Williamson
September 18, 2009

Management, page 77
25.	We note your statement on page 79 that your board will make independence determinations with respect to existing and new members of the board based on the NYSE standards. It was unclear why the company was unable to make this determination with respect to its current board members at this time. Please advise.
     The Company will make changes to its Board of Directors prior to consummation of the offering, including the addition of new directors and the resignation of certain existing directors. However, final decisions with respect to the members of the Board of Directors upon consummation of the offering have not yet been made. The Board of Directors will make a determination with respect to the independence of our Board as it will be constituted as of the consummation of the offering by reference to the standards of the NYSE, and we will include the determination of the Board in an amendment to the Registration Statement before our preliminary prospectus is used.
26.	We note your risk factor disclosure indicating that you are a controlled company and will follow revised listing standards. Please revise to include a brief discussion of your listing status and indicate the impact that the revised standards will have on your governance structure.
     In response to the Staff’s comment, we have revised the disclosure on page 19 of Amendment No. 1 as requested to clarify that, while we are a controlled company for purposes of the NYSE corporate governance standards, as of the consummation of the offering, we will have a majority of independent directors and anticipate that each committee will be comprised solely of independent directors. We will not therefore use any of the modified listing standards available to a controlled company.
Executive Compensation, page 81
27.	Please disclose the “other subjective factors” used to determine base salary for the named executive officers.
     In response to the Staff’s comment, we have revised the disclosure on page 102 of Amendment No. 1 as requested to disclose the other subjective factors used to determine base salary for the named executive officers.

Mr. Jay Williamson
September 18, 2009

28.	We note the disclosure on page 83 as to how the incentive pool was funded. Please disclose how the incentive pool is then allocated between the named executive officers. Also, clarify whether the CFROI target is also the target used to establish the annual incentive for each named executive officer. The disclosure on page 82 refers to “annual financial performance goals.” If multiple goals are used in determining the annual incentives, please provide clear disclosure as to the specific goals and the targets.
     In response to the Staff’s comment, we have revised the disclosure on page 103 of Amendment No. 1 as requested to discuss the allocation of the incentive pool and the use of the CFROI target in 2008.
29.	It was unclear to us why the company had only four named executive officers for purposes of its Item 402 of Regulation S-K disclosures. While we note your page 78 statement that you have only four executive officers “as defined in the SEC’s Rule 3b-7” your Item 401 of Regulation S-K disclosure suggests additional persons who may have policy making roles — particularly in light of the fact that they also serve as directors — or otherwise fit within the rule. Please advise or revise.
     We have considered the standards set forth in Exchange Act Rule 3b-7 that include those individuals who are president or vice president of a registrant in charge of a principal business unit, division or function, or who perform a policy-making function for a registrant as executive officers. We respectfully submit that we have complied with Item 402 of Regulation S-K in our disclosure as we have determined there are only four named executive officers under these standards. No other individuals (including those listed as current directors of the Company) currently have roles or perform functions that would lead them to be considered executive officers of the Company. Over a number of years, the management structure of the Company has evolved into a model where the Company level policy-making functions being held by an increasingly smaller number of individuals. In the past, the Company has reported additional executive officers when its management model was different, but in carefully and thoughtfully making the analysis over time, we have determined that we currently only have four named executed officers. We do not currently have typical positions that might be found at other companies where individuals are responsible for policy-making within a specific area like sales or marketing. Since the management of our operations continues to change, we of course will continue to make the appropriate analysis as to executive officers, and it is possible that additional individuals will move into this role, thereby necessitating additional disclosure. However, we do not believe that is the case at this time.

Mr. Jay Williamson
September 18, 2009

30.	We note that the cash payments relating to the One-Year Plan were included in the bonus column of the summary compensation table. It is unclear why these payments were not included as non-equity incentive plan compensation. Please revise or advise.
     Although payments under the One-Year Plan are contingent upon the achievement of a specified minimum level of financial performance as described under “Annual Incentives” on pages 102-103 of our Registration Statement, if the minimum level of financial performance is achieved, the Corporate Compensation and Benefits Committee retains significant discretion in determining the actual bonus amounts paid to each named executive officer. As such, we believe that inclusion of cash amounts paid under the One-Year Plan in the bonus column of the summary compensation table, rather than non-equity incentive plan compensation column, is appropriate. Consistent with this determination, we have revised the disclosure in the “Grant of Plan-Based Awards Table” on page 108 of Amendment No. 1 to remove disclosure relating to the One-Year Plan in that table.
31.	In introducing your Pension Benefits table on page 89 you indicate that the amounts “in the table below reflect the actuarial change in present value ... ” The table appears to present the present value of the benefit and not a change in present value. Please advise.
     In response to the Staff’s comment, we have revised the disclosure on page 109 of Amendment No. 1 as requested to revise the introduction to the Pension Benefits table.
Certain Relationships and Related Transactions, page 97
32.	Note 19 to the financial statements states that “the Company had a number of other transactions with Castle and other entities owned by Mr. Murdock, generally on an arms-length basis, none of which, individually or in the aggregate, were material.” To the extent any of these transactions exceeded $120,000, please provide the disclosure required by Item 404 of Regulation S-K.
     We confirm that there are no transactions exceeding $120,000 that are not disclosed in the “Certain Relationships and Related Transactions” section, beginning on page 118 of Amendment No. 1.

Mr. Jay Williamson
September 18, 2009

Underwriting, page 107
33.	On page 110 you indicate that “affiliates of certain of the underwriters are lenders and/or agents under [y]our senior secured credit facilities and [y]our unsecured line of credit.” Please revise to more fully describe these relationships, including amounts lent and outstanding, and fees/interest paid. Also, clarify whether any proceeds from the offering will be used to repay balances due to affiliates of the underwriters.
     In response to the Staff’s comment, we have revised the disclosure beginning on page 132 of Amendment No. 1 as requested to discuss the specific lending relationships with affiliates of the underwriters. We will clarify whether any proceeds from the offering will be used to repay balances due to affiliates of the underwriters in a further amendment to the Registration Statement as discussed in response to comment 8 above.
Unaudited Financial Statements for the Quarter and Half Years Ended June 20, 2009 and June 14, 2008, page F-1
Condensed Consolidated Statements of Cash Flows, page F-4
34.	Please revise to include supplemental cash flow information pursuant to paragraph 27 of SFAS 95, or tell us why you do not believe such disclosure is necessary.
     We respectfully submit that we do not believe that such disclosure specified in paragraph 27 of SFAS 95 is necessary for purposes of our interim condensed consolidated financial statements. As we are utilizing a condensed presentation, the requirements of SFAS 95 paragraph 27, which apply to a full financial statement presentation, are not applicable to our interim financial statements. We have looked to the following guidance included at TIS Section 1900, Interim Financial Information, which we believe provides the premise for our disclosure considerations:
“...When preparing condensed interim financial statements, because specific guidance with respect to form and content is absent, may nonissuers apply Article 10 of SEC Regulation S-X in addition to complying with FASB ASC 270 with respect to recognition and measurement?
Reply—Yes. In the absence of established accounting principles for form and content in preparing condensed interim financial statements, nonissuers may analogize to the guidance in Article 10 of SEC Regulation S-X.
Preparers should keep in mind that the purpose of condensed interim financial statements is to provide an update to users of the entity’s annual financial statements prepared in

Mr. Jay Williamson
September 18, 2009

accordance with generally accepted accounting principles. Article 10 of SEC Regulation S-X also has this premise.”
     Further Rule 10-01 of Regulation S-X provides for the abbreviation of the statement of cash flows as well as other financial statement disclosures required under GAAP. Additionally, the noncash items for the unaudited interim financial statements ended June 20, 2009 included in the S-1 have remained consistent on a year to date basis from those that were included under paragraph 27 of SFAS 95 in our most recent annual financial statements. Nor do we believe that updating this information in the interim financial statements would provide any new material information that was not presented in our January 3, 2009 financial statements consistent with the premise included in Article 10 of SEC Regulation S-X. Accordingly, we respectfully submit that we believe that the SFAS 95 paragraph 27 disclosures are not necessary given we are showing condensed interim financial statements.
Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7
35.	We note that you did not disclose the details of certain asset and liability captions as of June 20, 2009, as you had as of January 3, 2009 in Note 8 to your year-end financial statements. Please tell us how you considered the guidance in Rule 10-01(a)(2) of Regulation S-X in combining of balance sheet captions related to receivables, accrued liabilities and other long-term liabilities.
     We have considered the guidance in Rule 10-01, paragraph (a)(2), of Regulation S-X and respectfully submit that we believe that our unaudited condensed consolidated financial statements contained within the Registration Statement to be in accordance with the prescribed provisions of Rule 10-01(a)(2). The disclosure of the detail of certain balance sheet amounts in our annual financial statements as referenced by the Staff is the result of applying the 5% of current assets threshold (which threshold totaled approximately $99 million at January 3, 2009) in Rule 5-02, paragraph 8, of Regulation S-X. In contrast, Rule 10-01(a)(2) for the preparation of interim financial statements provides for a significantly larger threshold (10% of total assets, or approximately $420 million at June 20, 2009) as long as the amount in the financial statement captions have not increased or decreased by more than 25% since the end of the preceding fiscal year. As a result, the balance sheet amounts that were over the threshold for purposes of our annual financial statements and required separate disclosure were not over the much larger threshold for interim reporting purposes. Further, as illustrated in the table below, our financial statement captions, including current assets, total assets, current liabilities and total liabilities, have not changed by more than 25% between January 3, 2009 and June 20, 2009.

Mr. Jay Williamson
September 18, 2009

	January 3, 2009	June 20, 2009
	Balance Sheet	Balance Sheet
(amounts in thousands)	Amounts	Amounts	Percent Change
Current Assets	$1,987,967	$1,831,017	(7.9%)
Total Assets	4,364,619	4,223,840	(3.2%)
Current Liabilities	1,456,920	1,339,286	(8.1%)
Total Liabilities	3,931,460	3,668,385	(6.7%)
     Accordingly, we respectfully submit that we have complied with the provisions of Rule 10-01, paragraph (a) (2), of Regulation S-X in our unaudited condensed consolidated financial statements included in the Registration Statement.
Note 5 — Income Taxes, page F-9
36.	We note on page 11 that the IRS will challenge your tax treatment of the going-private merger transactions. Please disclose the challenge by the IRS and your estimate of the range of the reasonably possible changes. In addition, expand your MD&A to describe this uncertainty.
     In response to the Staff’s comment, we have included disclosure under the caption “Subsequent Events” on pages 51, F-37 and F-104 of Amendment No. 1 as requested to disclose more details regarding the IRS challenge.
Audited Financial Statements for the Three Years Ended January 3, 2009, page F-35 Note 7 — Income Taxes, page F-49
37.	We note that you have not provided for U.S. federal income and foreign withholding taxes on approximately $2.3 billion of the excess of the amount for financial reporting over the tax basis of investments that are essentially permanent in duration. We further note, on page 39, that while you believe that such excess at January 3, 2009 will remain indefinitely invested, if significant differences arise between your anticipated and actual earnings estimates and cash flow requirements, you may be required to provide U.S. federal income tax and foreign withholding taxes on a portion of such excess. In addition, you currently project that you may be required to provide such taxes on a portion of your anticipated fiscal 2009 foreign earnings, which would result in an increase in your overall effective tax rate in 2009 versus the rate experienced by you in previous years. Please advise us of the following:
a)	Tell us the factors that management considered in continuing to conclude there is sufficient evidence that you have the ability and intent to indefinitely reinvest the excess of the amount for financial reporting over the tax basis of investments in light of your disclosure that you may be required to provide taxes on a portion of such excess if significant differences in earnings arise;

Mr. Jay Williamson
September 18, 2009

b)	Tell us your specific plans for the continued Indefinite reinvestment of the excess of the amount for financial reporting over the tax basis of investments, and whether there have been any recent changes to your plan) in connection with your disclosure that you may be required to provide taxes on a portion of such excess if significant differences in earnings arise, and your current projection that you may be required to provide taxes on a portion of your anticipated fiscal 2009 foreign earnings. Refer to paragraph 12 of APB 23; and

c)	If it is reasonably possible that a material adjustment will occur in the near term with respect to the repatriation of the excess of the amount for financial reporting over the tax basis of investments, please revise your disclosure to reflect this potential uncertainty and quantify the range of potential changes pursuant to SOP 94-6.
     a) The Company had approximately $2.3 billion of the excess of the amount for financial reporting over the tax basis of investments as of January 3, 2009. In accordance with the guidance provided in paragraph 12 of APB 23, the Company uses prior experience and future specific funding programs for operations as primary evidence to support its conclusion that this excess is essentially permanent in duration and therefore has not provided for U.S. federal and foreign withholding taxes on this amount. The primary factor management considered for this assertion was the use of the underlying earnings which make up the excess. These historical earnings were used to fund business acquisitions, capital expenditures and debt service. In general, the Company does not have the ability to monetize its foreign assets and cannot borrow further against them due to existing debt restrictions. As a result, this excess at January 3, 2009 is generally not available for repatriation to the U.S.
     In addition, management considered the following in continuing to conclude there is sufficient evidence that we have the ability and intent to indefinitely reinvest the excess of the amount for financial reporting over the tax basis of investments as of January 3, 2009:
•	Excess non-US cash is needed to service the Company’s non-U.S. long term debt, i.e. Term Loan C, with a balance at the end of 2008 of approximately $660 million.

•	Excess non-U.S. cash was reinvested in the business. Non-U.S. working capital requirements totaled $34 million in 2008.

•	Non-U.S. capital expenditure requirements totaled $57 million in 2008.
     b) Specific plans for the continued indefinite reinvestment of the excess of the amount for financial reporting over the tax basis of investments include:

Mr. Jay Williamson
September 18, 2009

•	Periodic cash management analysis which includes specific sources and uses of cash for domestic and foreign purposes.

•	Ongoing plans by the Company’s non-U.S. subsidiaries to expand their local operations in Latin America, eastern Europe, Germany, China, Malaysia, Sri Lanka, Australia, Japan, and other parts of Asia.

•	Capital expenditures for foreign operations are projected at $30 million and $70 million for 2009 and 2010, respectively.

•	Continued investment in logistical operations, including vessels and shipping containers.
     c) Based on the historical use of foreign earnings and projected 2009 and 2010 cash forecasts, the Company does not believe it is reasonably possible that a material adjustment will occur in the near term related to the repatriation of the excess of the amounts for financial reporting over the tax basis of investments. Accordingly, we respectfully submit that revision of disclosures pursuant to SOP 94-6 is not required.
Note 12 — Notes Payable and Long-Term Debt, page F-59 Covenants, page F-61
38.	We note the $20 million principal payment on the HoldCo loan that was due on June 17, 2009, and that any failure of Holdco to pay the $20 million principal payment by June 17, 2009 or any other default under the HoldCo agreement would result in a default under the Company’s senior secured credit facilities under the existing cross-default and cross-acceleration provisions set forth in those senior secured credit facilities. Please tell us if HoldCo made the $20 million payment by June 17, 2009.
     In response to the Staff’s comment, we have added a “Subsequent Events” note disclosure on pages F-38 and F-104 of Amendment No. 1 to indicate that the $20 million payment was made by HoldCo on June 22, 2009 after receiving an extension from its lenders.
Part II
Exhibits
39.	We note that the company has not filed several exhibits, such as the underwriting agreement and legality opinion. We review and frequently comment on these exhibits. Please allow sufficient time for us to do so.

Mr. Jay Williamson
September 18, 2009

     We are supplementally providing to the Staff a draft legality opinion for review. We will also provide the form of Underwriting Agreement supplementally or in an exhibits-only filing in the near term.
40.	Exhibits 4.7, 4.13, and 10.1 refer to several exhibits which do not appear to have been filed with your agreements. Please revise to file all schedules, exhibits, and attachments associated with this, or any other, material agreement.
     In response to the Staff’s comment, we have filed the exhibits to Exhibits 4.7 and 4.13 as requested. The schedules and exhibits to Exhibit 10.1, our Credit Agreement, dated as of March 28, 2003 (amended and restated as of April 18, 2005 and further amended and restated as of April 12, 2006) are extremely voluminous and of very limited value, if at all, to potential investors in our common stock. The schedules speak only as of the April 12, 2006 amendment and restatement date, and therefore contain information about the Company that is three and one-half years out of date. For example, Schedule XI lists letters of credit that were outstanding on April 12, 2006. We believe that filing outdated schedules would not be informative, and could be confusing, to potential investors, and we respectfully request that the Staff not object if we do not file the schedules and exhibits to Exhibit 10.1.
Form 8-K, filed August 17, 2009
41.	We note that your Form 8- K includes two press releases made on August 14, 2009. One announces the filing of your registration statement and another announcing your intended private placement of notes. The proceeds of these offerings will be used to repay or redeem existing debt, including your 7.25% Senior Notes due June 15, 2010. Please provide us with your analysis supporting your ability to conduct a concurrent private placement. Refer to Securities Act Release No 8828 (Aug. 10, 2007).
     We respectfully submit that conducting our private offering of notes concurrently with our initial public offering is entirely consistent with the Commission’s guidance in Securities Act Release No. 8828 (“Release 8828”), as well as prior staff guidance on these matters including the Black Box Incorporated no action-letter (June 26, 1990) and the Squadron Ellenoff, Pleasant & Lehrer no-action letter (February 28, 1992). Any private placement of notes will be conducted solely through a 144A offering process only to qualified institutional buyers not solicited using the Registration Statement. As expressed in Release 8828, one of the key questions in the analysis of whether the offering is exempt from the registration requirements of the Securities Act, in addition to the nature of the investors and number of investors, is a determination that buyers in a private placement are not solicited in a manner that uses the public offering process and the prospectus for such public offering as a general solicitation. In the event that we do conduct our anticipated private placement during the equity offering process, qualified institutional buyers only will be solicited in a separate marketing process using a customary offering memorandum and solicitation process involving direct contact with the

Mr. Jay Williamson
September 18, 2009

Company or its agents. In the case of a 144A bond offering like this, the target buyers of the bonds are within a specific market for that type of security. Moreover, consistent with the Commission’s guidance in Release 8828, we believe that a number of the investors in any bond offering are entities that have “a substantive, pre-existing relationship with” Dole in that they likely have purchased or considered purchasing one of the other series of bonds of the Company in the past. As referenced in Release No. 8828, the potential bond purchasers will not be identified or contacted through the marketing of the public equity offering and the Company does not anticipate, and will not accept offers from, any purchasers that independently contact the issuer as a result of reviewing the Registration Statement.
     In addition, even under a traditional integration analysis using the Commission’s five factor test, three of the five factors are different with respect to the two offerings. First, the offerings are not part of a single plan of financing. The notes issued in the private debt offering would be used to replace and refinance the Company’s 2010 Notes, while the equity offering is part of the Company’s separate plan to de-leverage the balance sheet of the Company. Second, two completely different securities would be issued in the two offerings. Finally, the offerings would not be made for the same general purpose since the private offering again would be for the purpose of refinancing the 2010 Notes and the general purpose of the equity offering is to more broadly de-leverage the balance sheet of the Company.
     We respectfully submit that under these facts, we are able to conduct the public equity offering and the private debt offering concurrently.
42.	We note that the company plans to conduct a private debt offering with the proceeds going to pay down existing debt. This offering appears likely to alter the company’s near-term liquidity and interest expense payments going forward. Currently this offering is not referenced in your Form S-l with the exception of a financial statement footnote on page F-12. Please advise us how the company plans to disclose the fact and terms of its private offering in its Form S-1. In this regard please also clarify whether the company anticipates receiving the proceeds and otherwise closing on the private placement prior to requesting acceleration of the S-1.

Mr. Jay Williamson
September 18, 2009

     In response to the Staff’s comment, we have included disclosure on page 24 of Amendment No. 1 as requested regarding our private debt offering, which we currently anticipate will be launched on September 18, 2009. We will continue to provide updated information regarding the private debt offering by amendment as appropriate.
43.	Your press release indicates that it is issued pursuant to Rule 135c under the Securities Act. The cover page of your Form 10-K indicates that you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Rule 135c, by its terms, is available only to issues who are required to file reports. Please advise.
     Dole filed its press release because it recognized a duty to advise holders of its debt that a new issue was contemplated and an existing issue was expected to be redeemed if the new issue were completed. We also sought to be certain that our announcement stated, as it did, that the announcement was not intended to be an offering of any securities or a solicitation of offers to purchase such securities. As the Staff may be aware, the offering was postponed and we did not conduct, and have not actually conducted, a private debt offering. To date there has been no marketing effort with respect to a private offering of the notes, and it has been more than 30 days since the press release in question was filed.
     Dole’s duty to file periodic reports pursuant to Section 15(d) of the 1934 Act was automatically suspended with respect to fiscal year 2008 (and 2009, as well) because “at the beginning of such fiscal year, the securities of each class [of our debt securities] are held of record by less than 300 persons.” We reached this conclusion following appropriate inquiry with Depository Trust Company at the relevant times to identify the number of holders of record. For this purpose, and to be conservative, we treated all of our debt securities as belonging to a single class, adding up the total number of DTC participants across all of our debt securities and eliminating duplications. If the number goes to 300 or above, the suspension will cease to be effective.
     Accordingly, we believe that we are generally required to file reports pursuant to Section 15(d) but that such requirement was suspended with respect to 2008; which is why we ticked the relevant box on our Form 10-K with respect to 2008. In addition, we are required to file our periodic Commission reports, such requirement arising under the terms of our debt instruments, and we have done so. Since we are subject to the filing requirements (and automatic suspension provisions) of Section 15(d), and since we are required to file pursuant to our debt instruments, we believed that Rule 135c was available to us.
     Dole is in an ambiguous position because, having debt securities that are traded, we need to provide adequate information on a current basis, without thereby either offering, or soliciting offers for, our securities. We believe the best means to accomplish those two, potentially competing requirements is to follow the Commission’s Rule 135c, which is designed for the identical purposes. For such purposes, and since we are filing our periodic Commission reports, it should not, in

Mr. Jay Williamson
September 18, 2009

our view, be critical whether we have 299 holders of record or 300. Similarly, although Dole could assert that Regulation FD is not applicable to us on the theory that we are not an “issuer”, we always comply with that regulation. Thus, although we read the Staff’s comment as indicating that the safe harbor of Rule 135c may not be available under the rule if “required” means an issuer must not have an available exemption, Dole believes the press release did not constitute either an offer of securities or an invitation of offers to purchase. In view of the Staff’s position as set forth in the comment letter, if a future press release is issued with respect to a new debt issuance (which could be as early as Friday, September 18), it will not refer to the rule.
Form 8-K, filed March 24, 2009
Exhibit 4.15
44.	Please revise your document to address Section 3.8 “Optional Redemption upon Equity Offerings” and any similar provisions in this, or other indentures, as they relate to your plans to repay existing debt. Alternatively, advise why no additional disclosure is warranted.
     As discussed in our response to comment 8. above, while we have determined that all of the net proceeds of the offering will be used to repay indebtedness, we have not yet determined exactly which of our outstanding debt obligations will be repaid. We acknowledge the Staff’s comment, and will provide appropriate disclosure regarding specific provisions of our indentures impacted by our debt repayment plans in an amendment to the Registration Statement before our red herring prospectus is filed or used.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.
Sincerely,
/s/ C. Michael Carter
cc:	David A. DeLorenzo Joseph S. Tesoriero Jonathan K. Layne Alison S. Ressler